Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by GXO Logistics, Inc. (“GXO”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility Robotics, Inc. (“Agility Robotics”) is discussed.

GXO Logistics, Inc. (NYSE: GXO), the world’s largest pure-play contract logistics provider, and Agility Robotics, a leading humanoid robotics and physical AI company, today announced an expansion of their pioneering partnership to advance humanoid automation in logistics with deployments of Agility’s Digit humanoid robot to GXO sites in North Carolina and Tennessee.

The announcement builds on the companies’ industry-first, multi-year agreement in 2024 to deploy Agility Robotics’ Digit® humanoid robot in a live GXO warehouse environment in Flowery Branch, Georgia. The agreement was the industry’s first formal commercial deployment of humanoid robots in live operations and the first Robots-as-a-Service (RaaS) agreement for humanoid robots. Since then, Digit has moved more than 100,000 totes at the Flowery Branch facility, demonstrating its ability to perform repetitive material-handling tasks reliably in an active logistics environment.

“Innovation is most powerful when it delivers practical solutions that create value for our customers and our people,” said GXO CEO Patrick Kelleher. “Our partnership with Agility Robotics has been defined by a shared commitment to turning emerging technologies into real-world operational advantage. Together, we’ve helped pioneer the use of humanoid robotics in the warehouse and this expansion reflects our confidence in the technology’s ability to create measurable value for our customers and a better working environment for our teams.”

“GXO was the first customer to put Digit to work in live operations under a commercial agreement, and expanding to additional sites is the clearest signal that the value is real,” said Peggy Johnson, CEO of Agility Robotics. “Customers are moving beyond asking whether humanoid robots can work to deciding where they can scale them. Years of experience performing real work in GXO’s operations have shaped how we build, deploy and support Digit, and we’re focused on disciplined execution as we grow this partnership.”

From Industry-First to Multi-Site Expansion

GXO and Agility began working together with a proof-of-concept pilot in late 2023 at GXO’s Flowery Branch site. In June 2024, the companies signed a multi-year RaaS agreement under which GXO deployed Digit robots and Agility Arc, Agility’s cloud-based platform for managing robot fleets and integrating them into customer operations. At Flowery Branch, Digit has worked alongside existing automation to move totes and place them onto conveyors.

Under the expanded agreement, Digit will support e-commerce fulfillment at GXO’s Statesville and Lebanon sites, taking on highly repetitive material-handling tasks. Deployments are expected to begin in early 2027 using Digit 4 and will migrate to Digit 5 when it becomes commercially available.

The expansion reflects GXO’s long-standing approach to advancing warehouse automation through practical implementation at scale. As an industry leader in advanced automation and physical AI, GXO partners with leading technology developers to test, refine and deploy emerging solutions in live operating environments. The expanded partnership underscores GXO’s and Agility’s shared commitment to accelerating innovation through real-world application and continuous learning.

Building the Infrastructure for Commercial Scale

Across its commercial operations and customer programs, Digit has accumulated more than 65,000 hours of real-world operation. That experience has informed the development of Digit 5, Agility’s next-generation robot unveiled on September 15, 2026, which is designed for cooperatively safe work in close proximity to people and will address a broader range of industrial workflows.

To support broader commercial adoption, Agility has invested in the infrastructure needed to manufacture, deploy and support humanoid robots at scale, including RoboFab, its 70,000-square-foot manufacturing facility in Salem, Oregon, designed for annual production capacity of up to 10,000 robots; Agility Arc; and expanded software, deployment and service capabilities, including its recently announced Pittsburgh expansion.

As previously announced, Agility is preparing to become a public company through its business combination with Churchill Capital Corp XI (Nasdaq: CCXI). The business combination is expected to close in the fourth quarter of 2026, after which the combined company will operate as Agility Robotics and is expected to trade on Nasdaq under the ticker symbol “AGLT.”

About GXO

GXO Logistics, Inc. (NYSE: GXO) is the world’s largest pure-play contract logistics provider and is positioned to capitalize on the rapid growth of ecommerce, automation and outsourcing. GXO has over 150,000 team members across more than 1,000 facilities, totaling more than 200 million square feet. The company serves the world’s leading blue-chip companies to solve complex logistics challenges with technologically advanced supply chain and ecommerce solutions, at scale and with speed. GXO corporate headquarters is in Greenwich, Connecticut. Visit GXO.com for more information and connect with GXO on LinkedIn, X, Facebook, Instagram and YouTube.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill Capital Corp XI (“Churchill XI”) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility Robotics have jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws regarding Agility and Churchill XI. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should” and “would,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility’s and Churchill XI’s current expectations and projections. These statements include statements relating to, without limitation: Agility’s estimates of customer adoption rates, market acceptance and usage patterns; the expected expansion of Agility’s partnership with GXO, including the anticipated deployment of Digit at GXO’s Statesville and Lebanon sites beginning in early 2027 and the expected migration of those deployments to Digit 5 when it becomes commercially available; the timing and success of the Company’s future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to convert paid customer programs and pilots into larger robot orders, deployments and multi-year commitments; Agility’s ability to develop, validate and deploy new Digit skills and capabilities, including the expected capabilities of Digit 5 and its ability to address a broader range of industrial workflows; Agility’s ability to scale manufacturing, including at RoboFab, commercial deployments and service infrastructure to support existing and future customers; Agility’s preparation to operate as a public company; and Agility’s ability to consummate the proposed business combination with Churchill XI, including the anticipated timing of closing and the expected listing of the combined company’s securities on Nasdaq.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s, Churchill XI’s or the combined company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media contacts

Matthew Schmidt

matt.schmidt@gxo.com

Kathleen Juviler

Kathleen.juviler@gxo.com

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